VOTE "For" the 'Merger' on MANAGEMENT'S
                               "WHITE" PROXY ONLY.

[Logo of Cohoes Bancorp Inc.]                [Logo of Hudson River Bancorp Inc.]

                                                                   July 20, 2000

Vote "For" the Cohoes/Hudson River 'Merger' and HELP create a POWERHOUSE Bank in the 'Capital District'.......................................................and
tell TrustCo..."NO Thanks!"

Dear Shareholder:

      Recently we sent you a Proxy Statement asking you to vote in favor of our 'Merger of Equals' transaction. We are COMMITTED to the Cohoes/Hudson River combination and believe that it is in the BEST interest of ALL of our shareholders (many of whom are our friends, family members, employees & business associates.)

Our COMBINED institution will create a POWERHOUSE Franchise in our local Banking community!

In fact, the expected STRENGTH of this combination has our competition Fighting to STOP us!

      One of our competitors, TrustCo, is trying to DISRUPT our merger by sending you materials asking that you vote against our combination and SUPPOSEDLY 'offering' to buy your stock.

Their 'offer' has a load of CONDITIONS (11 to be EXACT), many of which we believe are IMPOSSIBLE to meet. In our opinion, their only REAL purpose in mailing these materials is to DECEIVE our shareholders into defeating our Merger because they are AFRAID of the COMPETITOR that we WILL become!

TrustCo ISN'T trying to "START SOMETHING"............................... they're trying to 'STEAL SOMETHING'....................................specifically YOUR companies!!!

Here are a few reasons WHY you should vote "FOR" the Cohoes/Hudson River Merger:

      o     We WILL create a POWERHOUSE Banking Franchise in the Capital
            District;

      o Our combined 'Shareholder's Equity' will be $289 million, approximately 1.75X that of TrustCo;

      o With $289 million in capital, we intend to CONTINUE STOCK REPURCHASES, CONTINUE INTERNAL GROWTH and INCREASE OUR QUARTERLY CASH DIVIDENDS;

      o Our Merger will SIGNIFICANTLY INCREASE the 'earnings per share' that each of our companies would otherwise have had on its own.

Again, do NOT let TrustCo CONFUSE or DECEIVE you with their materials. We are convinced that their SOLE strategy is to 'break-up' our deal.

--------------------------------------------------------------------------------

We believe the Trustco offer will NEVER become a REALITY because:

      o It is a HIGHLY CONDITIONAL offer (11 in all), and we believe some of the conditions are IMPOSSIBLE to satisfy;

      o The 'currency' for their offer is OVERvalued TrustCo stock which is currently selling at approximately 380% of 'book value' AND creates the potential for HUGE downside risk;

      o The acquisition 'premium' that they are offering is WHOLLY inadequate.

TrustCo will TRY to CONFUSE and TRICK you.......................................
 ............................................DON'T let them!!!

      Our Boards of Directors, once again, UNANIMOUSLY URGE you to COMPLETE, SIGN, DATE and RETURN Management's "White" Proxy (another is enclosed) voting "For" the 'Merger of Equals' and to THROW AWAY all "gold" OR "green" proxies that you receive from TrustCo. Although each shareholder's vote can only be counted once, we have been advised to collect as many individual proxies as we can (from each of you) for security reasons.

                 The ONLY 'REAL DEAL' for Cohoes & Hudson River
                           Shareholders is OUR DEAL!

      We appreciate your consideration & loyalty and ASSURE you that we will continue to do our BEST to MAXIMIZE your investment.

With kind personal regards,


/s/ Harry L. Robinson                               /s/ Carl A. Florio
----------------------------                        ----------------------------
Harry L. Robinson                                   Carl A. Florio
President and CEO                                   President and CEO
Cohoes Bancorp                                      Hudson River Bancorp

                               - VERY IMPORTANT -

      IF you have any questions about HOW to vote "FOR" the Cohoes/Hudson River 'Merger of Equals', please call our proxy solicitor, Regan & Associates, Inc. at
(800) 737-3426.

      As a 'general' rule, our "WHITE" proxy should be returned ONLY in the prepaid envelope that was supplied to you. IF YOUR SHARES ARE HELD BY A BROKER OR BANK, it is necessary that your proxy instructions be returned to them FIRST, so that they can issue a vote on your behalf. YOU MUST RETURN THE COMPUTER-GENERATED FORM. A VOTE BY TELEPHONE OR THE INTERNET WILL NOT BE VALID.

      This letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the combined company's forward-looking statements

      The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations

      Cohoes and Hudson River do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

      Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus being provided to shareholders. In addition, Hudson River and Cohoes each intend to file a Solicitation/ Recommendation statement with the United States Securities and Exchange Commission in response to the Tender Offer Statement to be filed by TrustCo Bank Corp NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statement of each company when filed, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. Documents filed with the SEC by Hudson River are available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York 12534, telephone (518) 828-4600.

      Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 REGISTRATION STATEMENT AND DOCUMENTS FILED UNDER RULE 425 FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, AS AMENDED, AND JULY 20, 2000, RESPECTIVELY.

[Set forth below is a corrected table from page 17 of the Joint Proxy Statement/Prospectus of Hudson River Bancorp, Inc. and Cohoes Bancorp, Inc., dated July 3, 2000. This information is being provided to correct printing errors in the original document.]


The table below sets forth the comparative data as of and for the twelve months ended March 31, 2000. For Cohoes, the data below is as of and for the twelve months ended December 31, 1999.


                                        Hudson
                                        River    Cohoes    Regional    Highly
                                       Bancorp   Bancorp    Group      Valued
                                     ---------- -------- ----------- ----------
Total assets                         $1,149,547 $708,884 $1,090,996  $1,248,561
Annual growth rate of total assets       30.46%   (.05)%      8.02%      10.10%
Tangible equity/assets                   16.45%   18.34%      7.97%       6.01%
Intangible assets/total equity            5.79%    0.00%      1.52%       1.12%
Net loans/total assets                   69.96%   80.00%     65.64%      66.25%
Cash & securities/total assets           23.68%   17.57%     31.02%      30.56%
Gross loans/total deposits              110.06%  119.88%     97.98%      99.99%
Total borrowings/total assets            13.16%   12.50%     21.25%      25.68%
Non-performing assets/total assets        1.04%    0.74%      0.47%       0.48%
Loan loss reserve/gross loans             2.38%    0.78%      1.17%       1.08%
Net interest margin                       4.83%    4.14%      3.27%       3.11%
Loan loss provision/average assets        0.62%    0.28%      0.12%       0.08%
Non-interest income/average assets        0.25%    0.43%      0.36%       0.48%
Non-interest expense/average assets       2.80%    2.55%      2.13%       2.27%
Efficiency ratio                         52.77%   59.36%     59.02%      54.10%
Return on average assets                  0.96%    0.92%      0.97%       1.09%
Return on average equity                  4.58%    4.47%     10.43%      15.69%
Price/tangible book value per share      70.01%   67.66%    117.31%     155.04%
Price/earnings per share                 14.71x   15.97x      9.17x       9.53x
Dividend yield                            1.25%    1.79%      1.52%       3.62%
Dividend payout ratio                    18.46%   26.09%     23.12%      32.25%